SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



              Inversiones Electricas Quillota S.A.
               __________________________________
               (Name of foreign utility company)



                   Entergy Enterprises, Inc.
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Enterprises, Inc., a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Inversiones Electricas Quillota S.A. ("Quillota") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

               Inversiones Elctricas Quillota S.A.
               Santa Rosa 76
               Santiago, Chile

     Quillota, an indirect subsidiary of Entergy, was organized for purposes of acquiring and holding Entergy's ownership interest in the San Isidro project (the "Project"). The Project will consist of a 370 megawatt single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile, and electric transmission facilities that will interconnect the Plant with the grid. The Plant will be owned and operated by Compania Electrica San Isidro S.A. ("San Isidro S.A."), and the transmission facilities will be owned and operated by a subsidiary of San Isidro S.A. Entergy, through Quillota and other direct or indirect subsidiaries, owns approximately a 25% economic interest in San Isidro S.A.

     The following persons, other than Entergy, currently own a 5% or more voting interest in Quillota: Empresa Nacional de Electricidad S.A., a Chilean electric utility company, owns approximately a 75% economic and voting interest in Quillota.


Item 2.   Domestic Associate Public-Utility Companies of
     Quillota and their Relationship to Quillota.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of Quillota: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy

Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Quillota.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY ENTERPRISES, INC.




                                   By:   /s/ Frederick F. Nugent
                                        Frederick F. Nugent
                                        Assistant Secretary



Dated:    June 17, 1997